Scott Miller

Chairman of the Board, Americas at United Exports

United States · 500+ connections

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United Exports Limited

Albion College

About

Scott Miller is an executive, investor, and advisor inspiring customer-centric business transformation.

Scott served as CEO of Vision Critical from 2012 to 2019, where he led the company's transformation from a technology enabled market research services organization to a world class SaaS business supporting the customer-centric strategies of hundreds of the Fortune 5000.

Scott joined Vision Critical from Synovate, where, as the CEO of North America, he drove industry-leading sales growth. Prior to his North American CEO role, he scaled Synovate's global automotive division following its acquisition of the private Motoresearch business that he joined in 1988.

Scott leads by empowering great talent. He also serves on the board of directors of BERA Brand Management, United Exports Limited, and DataSpeaks. In addition, he is an Adjunct Professor at the Eli Broad College of Business at Michigan State University.

Articles by Scott

How To Make 2018 the Year of the Customer
By Scott Miller
February 20, 2018

Vision Critical Talent Fair
By Scott Miller
February 18, 2015

Activity

Alida.

It has been a fantastic personal experience to support Ross Wainwright and his leadership team over the past ten months as they have transformed...
Shared by Scott Miller

This is fantastic. Congrats and thank you Team Doner.
Shared by Scott Miller

At elementary-ai, we have been trying to do our bit to support the fight against the Coronavirus. One initiative we have put in place is to apply...
Liked by Scott Miller

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Experience

Chairman of the Board, Americas
United Exports Limited
Dec 2019 - Present · 11 months
Johannesburg Area, South Africa

Adjunct Professor
Michigan State University - Eli Broad College of Business
Sep 2019 - Present · 1 year 2 months

Vision Critical
8 years 7 months

- **Board Member**
  Sep 2012 - Present · 8 years 2 months
  Vancouver, British Columbia, Canada
- **President and CEO Vision Critical**
  Oct 2012 - Dec 2019 · 7 years 3 months
  Vancouver, Canada Area
- **President & COO, International Businesses**
  Apr 2012 - Sep 2012 · 6 months
  London, United Kingdom

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Scott's public profile badge

Responsible for sales, client service and operations in Europe, Latin America, Asia, Middle East & Africa; Responsible for the Global Partner Program.

Board Member
BERA Brand Management
Sep 2018 - Present · 2 years 2 months

Chairman Of The Board
DataSpeaks, Inc
Dec 2019 - Present · 11 months

Member Of The Board Of Advisors
nuaxia
Apr 2020 - Present · 7 months
London, England, United Kingdom

Board Member
Veriglif, Inc.
Dec 2019 - Present · 11 months
Salt Lake City, Utah, United States

CEO North America
Synovate
Mar 2010 - Dec 2011 · 1 year 10 months
Chicago, IL

CEO Synovate Motoresearch
Synovate Motoresearch
2003 - 2009 · 6 years

Education

Albion College
BA · Politicial Science
1982 - 1986
Activities and Societies: Sigma Chi, Phi Beta Kappa, Mortar Board, Pi Sigma Alpha, Co-Captain Golf

Groups

Canadian Tech CEOs

Recommendations

A preview of what LinkedIn members have to say about Scott:

" Scott is a great presenter and professor, delivering passion and impact to future business leaders. His focus on innovation, value, and evolving insight intelligence paves the way students think using data and analytics to make the right decisions that others would miss.

" To me Scott is living evidence that one can be a really nice person and, at the same time a successful business leader. Whatever the opposite is to the 'ugly American' Scott is it. And he is smart too.

3 people have recommended Scott

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